Exhibit 99.1

N E W S   R E L E A S E

Talisman Energy 2012 Capital Plan
Lower Spending – Focused on Liquids Opportunities,
Confirms Medium-Term Growth Target

CALGARY, Alberta – January 10, 2012 – Talisman Energy Inc. has announced its capital spending plans for 2012. The company expects to spend slightly over $4 billion this year, a decrease of approximately $500 million over 2011, although it will increase spending on liquids opportunities within the portfolio. Talisman will release its year-end 2011 results on February 15. All values in this release are in US$ unless otherwise stated.

“Our plans for 2012 have been shaped by low North American natural gas prices and a cautious view of the economic landscape in general,” said John A. Manzoni, President & Chief Executive Officer. “Fortunately, our portfolio provides lots of optionality. At the same time as we trim short-term capital spending, we are investing more into profitable liquids projects, and strengthening and focusing our portfolio.

“We expect to spend approximately $4 billion in cash capital expenditures this year. We are reducing capital spending in dry gas plays in North America, which accounts for the majority of the decrease over 2011. Underpinning this is a belief that North American gas prices will remain low for some time; we have also assumed a relatively conservative oil price forecast.

“Production from ongoing operations averaged approximately 425,000 boe/d in 2011, an increase of 9%. We expect production growth of up to 5% in 2012. Had we maintained spending into dry gas, we could have achieved our medium-term target of 5 – 10% growth in 2012. However, given the current gas price environment, we believe value will be maximized by focusing on profitability rather than headline production growth.

“Strategic repositioning of the portfolio will continue in 2012, through high grading the North American portfolio, seeking to reduce our interest in some North Sea assets over time, and focusing the exploration portfolio. To that end, Talisman is looking to sell between $1 billion – $2 billion of non-core assets this year.

“We will reduce our exploration spending in 2012, with greater emphasis on oil and oil linked opportunities, with shorter term monetization options. As an example, exploration and follow-up development spending in Colombia will almost double this year to $300 million.

“The diversity of our portfolio gives us the ability to redirect capital towards higher-return opportunities. Our three-year reserve replacement cost continues to show an improving trend as the underlying efficiency of our capital spending improves over time. We are continuing to invest to maintain our 5 – 10% medium-term growth target, and as a result of the shift in capital, we expect to see liquids volumes grow at more than double the rate of natural gas volumes over the next few years.

“Over the course of the past few years, we have transitioned our portfolio to secure long-term growth potential. In 2012 we are continuing to invest into this potential.”

North America

We are shifting our focus to the liquids-rich parts of our portfolio. We expect to grow our liquids production in North America from approximately 25,000 bbl/d in 2012  to over 60,000 bbl/d by 2015.

Capital spending in North America is expected to be approximately $1.8 billion in 2012, which is approximately $400 million lower than 2011, primarily as a result of reducing expenditures on dry gas plays. Over 40% of the program will focus on liquids-rich opportunities. Production from the shale portfolio is expected to range between 630 – 660 mmcfe/d (105,000 – 110, 000 boe/d).

Spending in the liquids-rich Eagle Ford play will increase from $350 million last year to $500 million in 2012. The company expects to exit 2012 with 14 rigs, up from 10 at the end of 2011.

In the Marcellus, in light of current gas prices, we will reduce activity from 11 rigs at year-end to between five and seven rigs in 2012. Talisman achieved record production of approximately 485 mmcf/d in the fourth quarter of 2011. Even with five rigs, we expect to be able to hold 2012 production in the play to about 500 mmcf/d. Spending in the Marcellus is expected to be upwards of $600 million, with significant investment in infrastructure in new parts of the play.

With a four-rig program planned this year, we will also reduce activity in the Montney. This is due to gas prices, as well as efforts to build a better understanding of the different zones which make up the thick Montney shale. We have also planned a six-well program to continue piloting the liquids-rich Duvernay shale.

Spending in the conventional portfolio is expected to range between $300 million – $350 million, with production relatively flat at 80,000 boe/d, of which 25% will be liquids. Roughly one-third of spending will be in the liquids-rich Wild River play.

We will continue to actively focus our North American conventional portfolio. Some assets are non-core to Talisman and should be sold. In other areas, we will seek to use third-party expertise or resources to accelerate activity and optimize value.

Southeast Asia

Southeast Asia is a self-funding growth area with the majority of its gas contracts linked to oil price benchmarks. We achieved solid delivery against production and profitability objectives in 2011 and expect more of the same in 2012.

Spending in Southeast Asia is expected to range between $600 million – $700 million in 2012, with over two-thirds of this directed towards development activities. Production averaged approximately 120,000 boe/d in 2011 and is expected to increase slightly in 2012, with a full year of contribution from the Kitan and Jambi Merang developments. The region is expected to deliver on average 8% compound annual production growth over the next few years through currently identified projects.

In Vietnam, we sanctioned the offshore HST/HSD development late in 2011, with first production expected in 2013. In addition, we expect to start exploration drilling in the Nam Con Son basin.

Drilling will continue in PNG, and we will shoot additional seismic to prepare the next drilling prospects. Elsewhere in the region, there are a number of projects planned at the Corridor field in Indonesia, and we will continue our successful infill drilling program at PM-3, offshore Malaysia/Vietnam.

North Sea

We continue to make improvements in our overall operating efficiency in the North Sea. Most of our production here is liquids and the region provided over $600 million of cash to the business last year.

Cash capital spending in the North Sea is expected to be $1.2 billion in 2012, roughly the same as last year. We expect to spend $800 million in the UK, where the major projects are the Monarb and Auk South field redevelopments. We will also continue upgrades to the Claymore platform to increase operating efficiency and drill development wells at Tweedsmuir and Clyde.

In Norway there are a number of infill wells planned at Brage, Veslefrikk, Gyda and Rev. Production in the North Sea is expected to average between 95,000 – 110,000 boe/d in 2012, with the timing of Yme first production having a significant impact within this range.

We will continue to invest in this business to ensure the integrity of our installations and to secure the very important cash flow it generates, but will also seek to reduce our exposure somewhat to this mature and relatively volatile business over time.

International Exploration

We have a lot of exploration wells actively drilling, so 2012 will be a big year for exploration results for Talisman. The major focus of the exploration program this year will be Colombia, where we are in the process of moving a number of fields from the evaluation phase into commerciality.

The exploration budget for 2012 will be $600 million, of which one-quarter will be spent in Latin America. The plan is to drill over 10 exploration, appraisal and stratigraphic wells in Colombia this year. We have seen a very successful well in the Akacias field on long-term test at 1,600 bbls/d and one additional well that is encouraging, but which has not yet been tested.

In Block CPE-6, we are completing the sixth well from 2011 and are planning six more appraisal wells this year, including short-term flow tests. We have two active rigs in the Piedemonte block and expect to sanction the Piedemonte expansion by mid-year. In the foothills region, we will complete the Huron-2 appraisal well and spud the Huron-3 appraisal well.

There are 10 wells planned for Southeast Asia in 2012, which includes one well drilling over year-end 2011. These wells support ongoing gas aggregation in PNG and new opportunities in Vietnam and Malaysia. A total of six wells are planned for the UK and Norway, and five wells for future options, including wells drilling over year-end in Poland and the Kurdistan region of northern Iraq.

And finally, we will seek to exit some areas of our exploration portfolio as part of its natural evolution. Some areas we will appraise and develop, but others we will choose to exit for value at an earlier stage in the cycle.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at HHUUwww.talisman-energy.comUUHH.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice-President	Anil Aggarwala, Manager
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1145 Fax: 403-237-1902
Email: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

02-12

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned capital expenditure, company-wide and by region; planned decrease in capital spending in dry gas plays in North America; expected production growth  in 2012 and in the medium term; expected liquids and natural gas production growth; potential asset sales and third-party involvement in North America, potential reduction of exposure in the North Sea, and potential area exits with respect to the company’s exploration portfolio; planned focus of the exploration program and reduction in exploration spending; planned development spending in Colombia; expected reserve replacement costs; planned production in North America, Southeast Asia and the North Sea; planned capital spending, and focus of such spending, in North America; planned rigs in the Eagle Ford, Marcellus and Montney and drilling in the Duvernay; anticipated first production at the HST/HSD development; planned drilling in Southeast Asia, the North Sea, Colombia, Poland, PNG and Iraqi Kurdistan; expected upgrades at the Claymore platform; planned sanctioning in the Piedemonte block; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Forward-looking information for periods past 2012 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the Company’s commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of the Company’s risk mitigation strategies, including insurance and any hedging activities.  The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Production Volumes
Unless otherwise stated, production volumes are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed “Continuity of Net Proved Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes. The use of the word “gross” in this news release means a 100% interest prior to the deduction of royalties and similar payments.

BOE Conversion
Throughout this news release, barrels of oil equivalent (boe) are calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl).  This news release also includes references to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to six thousand cubic feet of gas.  Boes and Mcfes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6mcf:1bbl and an mcfe conversion ratio of 1bbl:6mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the well head.